Paper C: Choosing Prosperity, Competitiveness and Job Creation                                                 79
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Paper C
Choosing Prosperity, Competitiveness
and Job Creation

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Choosing Prosperity, Competitiveness and Job Creation

Ontario's comprehensive reductions in taxes have put the province's economy back on track.
Consumers, workers, entrepreneurs and investors have responded in force to the opportunities provided by lower taxes.

The government's tax cuts would allow individual and business taxpayers in Ontario to retain
$16 billion more of their money in 2003-04. Taxpayers have invested or used this money to meet their individual needs, creating jobs and healthy economic growth. This, in turn, has fuelled strong revenue growth for all levels of government.

Ontario has gone from being one of the worst-performing jurisdictions in the industrialized world to one of the best. In the last several years, real gross domestic product (GDP) per person--the key to a rising standard of living--has grown faster in Ontario than in the rest of Canada, the
United States or the average of the industrialized countries.

As far as we have come, there is still much more to accomplish. The legacy of the tax-and-spend policies of the late 1980s and early 1990s continues to this day: Ontarians' standard of living remains below that of the United States. The Government of Ontario believes that with the right policies, the people of this province can have a higher standard of living than our U.S.
neighbours.

MORE CAPITAL INVESTMENT IS VITAL
More capital investment is vital for creating more highly paid jobs and a rising standard of living for all Ontarians. Investment in machinery and equipment (M&E) is particularly important because most technological advances are embodied in new equipment.

In almost all manufacturing industry comparisons, the investment in capital is much higher in the
United States than in Ontario. On average, manufacturing industries in the United States have
1.5 times as much M&E per worker as their Ontario counterparts have. Employees in these industries are more productive and their employers can afford to pay them higher salaries.

One consequence of lagging productivity and higher taxes in Canada has been a lower value for the Canadian dollar. Canadians have effectively had to "mark down" their wages to remain competitive. This makes imports more expensive for Canadian consumers, resulting in a lower standard of living.

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Strong investment and strong job creation go hand in hand.  Creating and keeping good jobs that fully use the skills of Ontario's labour force requires continuing and growing capital investment.
A competitive tax environment is one of the key factors that will attract the scale and quality of business investment that Ontario requires.

LOWER BUSINESS TAX RATES BOOST INVESTMENT
Many factors affect investment location decisions, including the quality of the labour force, infrastructure and environment. However, tax rates remain among the most important factors.
Economic studies show that tax rates have a substantial impact on where investment takes place.
For example, a study of investment by foreign corporations in U.S. states found that state corporate tax rate differences of one per cent are associated with investment share differences of
9 to 11 per cent (James Hines, American Economic Review, 1996, no. 5).

Countries around the world are increasingly recognizing that it is vital to have competitive corporate income tax (CIT) rates in order to attract new investment. In 2000, 10 countries cut the
CIT rate and no country increased it. In 2001, 12 countries cut the CIT rate and no country increased it. The average rate in the Organisation for Economic Co-operation and Development at the beginning of 2002 was 31.4 per cent, down from 35.3 per cent in 2000. Based on recent trends, by 2006 the international average is likely to be considerably lower than 31.4 per cent.

Another study, examining the investments of 500 major U.S. corporations in 60 countries, found that a lower tax rate that increases the after-tax return to capital by one per cent is associated with about three per cent more real capital invested (Grubert and Mutti, National Tax Journal,
December 2000).

LOWER BUSINESS TAX RATES LEAD TO BENEFITS FOR WORKERS

The Scandinavian countries all have
corporate income tax rates that are well
below Ontario's level. These countries all
have a high overall tax burden. However,
they have chosen to reduce their corporate
tax rates because they know that workers are
the main beneficiaries of lower corporate
taxes.

                                     "Economic policy should not be based on tax
                               increases. ...A high tax level is associated with
                           social costs such as a reduction in the labour force.
                             In an ever-more integrated world, the possibilities
                             for maintaining a tax level that deviates also from
                                     other countries are substantially limited."
                                                      Norway Ministry of Finance
                                      Report no. 29 to the Storting (2000-2001),
                                                  Guidelines for economic policy

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It is an almost unanimous finding among economists that lower corporate income tax rates are ultimately a benefit to workers, rather than the owners of capital. Capital investment is highly mobile internationally, and investors expect to earn the same after-tax rate of return in Ontario as in any other jurisdiction.

If the CIT rate is higher in Ontario, it must be offset by a higher pre-tax rate of return. This means that only the most profitable of the investment opportunities in Ontario get implemented. Fewer investment projects and fewer new plants mean less demand for workers, and therefore lower real wages for Ontario's workers. Corporate income tax cuts do not primarily benefit higher-income people.

CAPITAL INVESTMENT IN ONTARIO IS IMPROVING IN RESPONSE TO TAX CUTS
There is already evidence that Ontario's tax cuts are making a difference to investment. Capital investment is cyclical, and usually falls back sharply during economic slowdowns. During every previous economic downturn in the United States, investment in Ontario fell back much more sharply than in the United States.

Remarkably, in the past two years,
machinery and equipment investment in
Ontario has remained quite strong. This
is in sharp contrast to major reductions
in spending in the United States and the
rest of Canada. The recent peak of
machinery and equipment investment as
a share of Ontario's GDP is at an all-
time record in the available data, which
go back to 1961.

Ontario Leads in Growth of M&E Investment

                                             2001                                 2002
                        01:1 01:2     01:3       01:4         02:1        02:2        02:3        02:4
Index
Ontario           100.0         100.5       102.4        99.9       100.4        104.2       104.9       104.8
Rest of Canada    100.0         100.2       105.8        89.8        89.8         93.1        94.5        94.4
US                100.0          95.5        93.3        92.7        92.0         92.8        94.3        95.8

The Ontario Government has taken
significant steps to encourage more
capital investment. The improvements
in the economic environment, including balanced budgets, better regulation and lower personal income tax rates, are all favourable to increased investment. Lower corporate income tax rates are another key factor in creating a more dynamic economy.

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BUSINESS TAX CUTS MUST CONTINUE

Average Marginal Effective Tax Rate on Capital
----------------------------------------------

Prov./State          EffectiveTax Rate (per cent)
Ontario                           31
Massachusetts                     26
California                        17
Illinois                          17
Michigan                          17
Georgia                           16

Ontario's business taxes need to be
structured in a way that improves
competitiveness to attract the investment
essential to economic growth and job
creation. That economic growth and job
creation in turn will produce more
revenue for public services.

Because competition for investment
capital is on a global level, Ontario
cannot allow its many inherent
competitive advantages to be eroded by
uncompetitive business taxes.

Although the United States has a higher average statutory corporate income tax rate than Ontario, there are other features of its corporate tax system that lower the effective tax rate on capital investment.

A recent study by the Task Force on Competitiveness, Productivity and Economic Progress found that the effective tax rates in the United States are lower than in Ontario. Other aspects of the tax system in the United States, such as the absence of capital tax, more generous tax depreciation allowances and inventory cost deductions lower its effective tax rates.

The United States can remain competitive for corporate investment, even with a slightly higher tax rate, because it has the world's largest market and it is the home base for so many major multinational corporations.

For Ontario to attract investment, it is especially vital to maintain competitive tax rates. Increased concerns about security over the past few years, and the resulting heightened border tensions, have made companies more hesitant about investing outside the United States. Ontario must show itself to be strongly competitive in all dimensions to overcome this hurdle.

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ONTARIO'S STRATEGY TO MEET THE CHALLENGE

Ontario's Multi-Year Corporate Income Tax Rate Cut Plan
--------------------------------------------------------

                                  1995         2003         2004         2005         2006
General                           15.5         12.5          11           9.5           8
Manufacturing & Processing        13.5         11            10           9             8
Small Business                     9.5          5.5           5           4             4

In the 2000 Budget, the Ontario
Government introduced measures
directed specifically at encouraging
capital investment by corporations. A
multi-year program of corporate income
tax reductions was announced, along
with a cut in the capital gains inclusion
rate for both individuals and businesses.
The Province outlined a corporate tax
cut plan with a view to achieving a clear
Ontario tax rate advantage over
competing jurisdictions. This plan
called for corporate income tax rate cuts
across the board--for general
corporations, manufacturers and small business.

                               "...companies have been using the planned Ontario
                                corporate tax reductions to promote the province
                                         for new investment. Once they are fully
                               implemented, they will provide a clear measure of
                                  advantage over competing jurisdictions such as
                                                           Texas and Louisiana."
                                        Canadian Chemical Producers' Association

The plan that is already legislated will cut
corporate income tax rates significantly--to
four per cent for small businesses by 2005
and to eight per cent for all other businesses
by 2006. Ontario's plan to move to a single
corporate tax rate of eight per cent across all
sectors will provide a tax system that is more
efficient and fair, with less distortion of
business investment decisions and more
encouragement to expand. But lower corporate income tax rates are only one way to ensure a globally competitive business environment that promotes new investment.

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ELIMINATION OF CAPITAL TAX

                            "The capital tax has also discouraged many important
                            investments in small business enterprises throughout
                         the  province. ...eliminate the capital tax so that the
                        hospitality industry can attract the required capital to
                       remain competitive.  Such a decision will not only result
                       in increased prosperity and job creation but it will also
                            raise the profile of Ontario among the international
                            business community as a destination to invest and do
                                                                      business."
                                    Ontario Restaurant Hotel & Motel Association

The capital tax also has a significant
impact on Ontario's competitiveness and
ability to attract new investments.

The capital tax is a direct tax, paid year
after year, on the money that companies
have invested in their capital. It is a tax
that must be paid regardless of whether
the company makes any profit. It affects
not only large businesses, but also
growing small and medium-sized
businesses with taxable capital as low as $5 million.

The capital tax discourages investment, when it is clear that we should strive to encourage more capital investment. Most of our competitors do not have a significant capital tax, so it has put
Ontario at a particular competitive disadvantage.

The Canadian Automotive Partnership Council, which includes representatives from both the federal and provincial governments as well as the auto industry and labour, has issued a set of recommendations for strengthening Canada's auto sector. It described the capital tax as a "key impediment" to investment, and urged its abolition by both governments.

                                 "Capital taxes are job killers because they are
                             insensitive to the profitability of an enterprise."
                                          Windsor & District Chamber of Commerce

In periods of economic slowdown when
businesses are losing money and have to
search for ways to cut costs, the capital tax
forces them to cut in other areas where
they have some flexibility, which is chiefly wages. Therefore, the capital tax leads to greater job losses in economic downturns.

                       "The capital tax not only is a direct disincentive to the
                         ownership of capital in the province of Ontario, but it
                          also puts Ontario investors at a complete disadvantage
                                                     to their U.S. competitors."
                                              Canadian Manufacturers & Exporters

As a result, Ontario will propose measures
to eliminate the capital tax. Eliminating
the capital tax would make Ontario a
better place to do business. In the future,
when investors here and around the world
look for a place to invest capital, Ontario
would stand out as one of the best business locations in the world. A greater inflow of capital

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investment to Ontario will support innovation, productivity and economic growth. If the impediment of capital tax were to be removed, more Ontario workers would be employed in productive, high value-added jobs.

A TAX SYSTEM THAT SUPPORTS AND ENCOURAGES PEOPLE AT EVERY INCOME LEVEL
Ontario's attractiveness as a place to work and invest is also influenced by the way in which individuals are taxed, particularly those mobile managers, scientists, professionals and entrepreneurs who could choose any jurisdiction in which to work or locate their business.

Ontario's personal income tax cuts to date are providing $12 billion in benefits to all individual taxpayers this year. Further cuts to the first and second tax rates, already legislated for January
1, 2004, will add another $700 million in benefits. The greatest percentage savings have been concentrated on taxpayers with low and moderate incomes. Ontario now has the lowest tax rates in Canada for most taxpayers reporting incomes of less than about $60,000 and is broadly competitive with our U.S. neighbours at similar income levels.

This government's commitment to eliminate the personal income tax surtax is an important step in the process of choosing competitiveness and prosperity. The surtax is an extra tax that applies even to people with moderate income. The actions proposed in this Budget, together with the personal income tax cuts scheduled for January 1, 2004, would eliminate the surtax for
40 per cent of the people who currently pay it.

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Details of Revenue Measures

The following sections provide information on the taxation measures proposed in the budget.
Consistent with normal budgetary procedures, in order for these measures to take effect, the relevant legislation, where required, must be introduced and approved by the Legislature.

For a precise description of these measures, the reader is advised to consult the amending legislation, when approved by the Legislature.

ONTARIO HOME PROPERTY TAX RELIEF FOR SENIORS
Ontario Home Property Tax Relief for Seniors
To help seniors stay in their homes, the Government of Ontario will propose home property tax relief for seniors.

Seniors who own or rent their homes would be eligible for a credit that reimburses their full residential education property tax, starting in respect of their property tax after July 1, 2003.

The credit program would require seniors to complete an application. Once their application has been processed, seniors would be reimbursed for the full amount of their residential education property tax, beginning in 2004.

This new credit would not affect Ontario's continuing significant investments in public education.

INCOME TAX ACT
Ontario Property Tax and Sales Tax Credits
The Ontario Tax Credits for Seniors program would be adjusted to reflect the new Ontario Home
Property Tax Relief for Seniors to ensure that already credited amounts are not double counted.

Ontario Tax Reduction Program
The Ontario Tax Reduction program reduces or eliminates Ontario personal income tax otherwise payable by taxpayers with low to moderate incomes. This budget proposes to increase the basic amount from $181 to $197, plus an increase for inflation, effective January 1, 2004.

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With this proposed change, about 45,000 taxpayers would be removed from Ontario's income tax roll and 630,000 would pay less Ontario personal income tax. This would bring to 825,000 the number of people who would not pay Ontario income tax but will continue to pay income tax to the federal government.

Surtax
The government has committed to eliminate Ontario's personal income tax surtax, which is an extra tax that applies even to people with moderate incomes. This Budget proposes a further step towards this goal by increasing the threshold above which Ontario surtax becomes payable.

Next year, Ontario's remaining surtax will become payable when Ontario income tax exceeds
$4,727 plus an increase for inflation. This budget proposes to increase that threshold to $5,240, effective January 1, 2005.

With this proposal, the surtax would not apply to individuals with taxable income of less than
$75,000. The surtax would be eliminated for 70,000 taxpayers and reduced for all other surtax payers.

Improved Tax Support for People with Disabilities and for Family Caregivers
Many individuals with disabilities and their caregivers must cope with more costs than does the general population. Ontario's tax system already recognizes their reduced ability to pay taxes through several non-refundable tax credits for people with disabilities and individuals caring for disabled or infirm family members. Three enhancements are proposed to these credits, effective
January 1, 2003.

First, this budget proposes to increase the underlying amounts for the disability credit, the caregiver credit, the infirm dependant credit and the disability credit supplement for children with severe disabilities to $6,637.

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Non-Refundable Credit                                                     Current               Proposed
                                                                        2003 Amount           2003 Amount
Disability credit                                                         $6,316                 $6,637
Caregiver credit                                                          $3,684                 $6,637
Infirm dependant credit                                                   $3,684                 $6,637
Disability credit supplement for children with severe                     $3,684                 $6,637
disabilities
---------------------------------------------------------------------------------------------------------------

Second, this budget proposes to expand the caregiver credit and the infirm dependant credit to include spouses or common-law partners who are dependent by reason of a mental or physical infirmity, and to provide support to more caregivers living apart from dependent relatives.

Third, this budget proposes that both the caregiver credit and the infirm dependant credit be reduced when the dependant's net income reaches $13,050 and eliminated at an income level of
$19,687. Currently, the caregiver credit is eliminated when a dependant's income reaches
$16,290, and the infirm dependant credit is reduced to zero for dependants with incomes of
$8,922 or more.

Taken together, these improvements would provide an estimated $50 million in benefits to about
165,000 Ontario taxpayers.

Ontario also plans to work with the federal government and representatives of the disability and caregiving communities to simplify and further enrich support.

Equity in Education Tax Credit
In the 2001 Budget, the government announced its intention to support families who are seeking more choice with respect to their children's education through a tax credit for parents who send their children to independent schools. In order to enhance the government's support for parental choice in education, the government proposes to accelerate the implementation schedule.

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This change would restore the implementation schedule proposed in the 2001 Budget:

Taxation Year                                            Tax Credit Rate
2003                                                           20%
2004                                                           30%
2005                                                           40%
2006 and subsequent taxation years                             50%
---------------------------------------------- -----------------------------------

Ontario Child Care Supplement for Working Families
In the 1998 Budget, the government introduced the Ontario Child Care Supplement for Working
Families as a reinvestment under the National Child Benefit initiative. Additional funds will be made available in July 2003 as a result of the enrichment of the federal National Child Benefit
Supplement in the 2003 federal budget.

The Ontario Government proposes to increase the threshold at which benefits from the Ontario
Child Care Supplement for Working Families begin to be reduced, from $20,000 to $20,750.
Benefits from the Ontario Child Care Supplement for Working Families would continue to be reduced by eight per cent of family net income in excess of the $20,750 threshold.

The higher net-income threshold would be implemented beginning with the July 2003 payment, or adjustments would be made retroactively depending on the enactment by the legislature of the necessary changes to the legislation.

Benefits for the period from July 2003 to June 2004 would be calculated on the basis of amounts reported on families' 2002 income tax returns and Canada Child Tax Benefit information.

CORPORATIONS TAX ACT
Capital Tax
In order to encourage investment, economic growth and job creation, the Government of Ontario proposes to eliminate the capital tax.

In 2001, as a first step to capital tax elimination, the first $5 million of taxable capital for all corporations was exempted from capital tax. The Ontario Government proposes to eliminate the capital tax for all corporations at the same time that the federal government eliminates its capital tax. This budget announces the next step in eliminating capital tax. Capital tax rates for all corporations would be reduced by 10 per cent effective January 1, 2004.

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Corporate Income Tax Incentive for Self-Generated Electricity
Corporations that generate electricity for their own use relieve demand on Ontario's supply of electricity. These corporations are currently eligible for the fast write-off for assets used to generate electricity from alternative or renewable energy sources.

To further encourage electricity self-sufficiency, this budget proposes to provide an additional 100 per cent income tax deduction to Ontario corporations for the cost of qualifying assets used to generate electricity for their own use from alternative or renewable energy sources.

It is proposed that:

• the tax deduction would apply to electrical generating facilities where construction commences after November 25, 2002 and is completed before January 1, 2008; and
• corporations eligible for this incentive would not be eligible for the 10-year income tax holiday for new electricity generation.

Apprenticeship Tax Credit
The Ontario Government is proposing to introduce an Apprenticeship Tax Credit to encourage
Ontario businesses to hire apprentices, which would help to increase the availability of skilled workers across key sectors of the economy such as manufacturing and construction.

Tax Incentive
Corporations and unincorporated businesses in Ontario would be eligible for a 10 per cent refundable tax credit for eligible expenditures in respect of apprentices in a qualifying skilled trade. The tax credit would be increased to 15 per cent for businesses with total payroll costs of not more than $400,000. An employer would be eligible for a tax credit of up to $250 per month per apprentice to a maximum of $6,000 over a 24-month employment period.

Eligible Expenditures
Eligible expenditures would be salaries and wages paid after March 27, 2003 to an apprentice in a qualifying skilled trade.

Qualifying skilled trades would include designated construction and industrial trades as well as the leading-edge technology trades eligible under the present apprenticeship component of the
Co-operative Education Tax Credit.

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Apprenticeship Tax Credit
Skilled trades qualifying for the Apprenticeship Tax Credit would include, but not be limited to, the following:
Industrial Trades                                          Construction Trades
•   General machinist                                    •    Plumber
•   Tool and die maker                                   •    Sheet metal worker
•   Machine tool design                                  •    Electrician
•   Industrial electrician                               •    Refrigeration and air conditioning
•   Mould designer                                             mechanic
•   Mould maker                                          •    Brick and stone mason
•   Industrial mechanic (millwright)                     •    General carpenter
•   Industrial instrument mechanic                       •    Ironworker
•   Industrial electrical technician
•   Precision metal fabricator
Services Trades                                            Motive Power Trades
•   Electronic service technician                        •    Fuel and electrical systems technician
•   Micro-electronics manufacturer                       •    Motive power machinist
•   Network cabling specialist
•   Information technology support analyst

Interaction with the Leading-Edge Technology Component of the Co-operative Education Tax
Credit
The Co-operative Education Tax Credit would continue to be available to businesses hiring co-op students and post-secondary students enrolled in leading-edge technology programs other than apprenticeship programs.

Rules would be introduced to provide a transition to the proposed new tax credit for existing apprenticeships under the Co-operative Education Tax Credit.

Ontario Film and Television Tax Credit
The Ontario Film and Television Tax Credit (OFTTC) is a 20 per cent refundable tax credit available to Ontario-based, Canadian-controlled production companies producing eligible productions in Ontario.

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To maintain Ontario's competitive advantage in the film and television production industry and to promote job creation in this important sector of the Ontario economy, the Ontario Government is proposing to enhance the OFTTC.

Effective for productions commencing principal photography after March 27, 2003, eligible
Ontario labour expenditures would not be reduced by equity investments from government agencies.

TECHNICAL AMENDMENTS
Ontario Book Publishing Tax Credit
The Ontario Book Publishing Tax Credit is a 30 per cent refundable tax credit available to eligible
Ontario book publishing companies for qualifying expenditures on eligible literary works by first-
time Canadian authors.

Where a corporate reorganization occurs, the successor corporation may not be eligible for the tax credit, though it is continuing the publishing business of the predecessor corporation. To improve fairness, this budget proposes to deem the books published and the qualifying expenditures incurred by the predecessor corporation to be those of the successor corporation.
This measure would be effective for corporate reorganizations after December 31, 2001.

Ontario Business-Research Institute Tax Credit
The Ontario Business-Research Institute Tax Credit is a 20 per cent refundable tax credit on qualified research and development (R&D) expenditures incurred by an Eligible Research
Institute (ERI) under a research contract funded by the corporation claiming the credit.

To further the tax credit's objectives of strengthening Ontario's R&D competitiveness and forging stronger links between the private sector and non-profit research institutes in Ontario, the following changes are proposed:

•   Where an ERI and a corporation are connected at any time during a contract, only the R&D expenditures that relate to the period they are connected would not qualify for the tax credit.
     Also, the requirement that the corporation and the ERI cannot be connected at any time during the 24 months preceding the contract would be eliminated.  These changes would be effective for expenditures incurred after May 6, 1997.
•   Effective for subcontracts entered into after March 27, 2003, an ERI would be permitted to subcontract R&D work to any person provided that the work is under the general control of the ERI and represents no more than 10 per cent of the total R&D expenditures incurred under the research contract between the ERI and the corporation.

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ELECTRICITY ACT, 1998
Transfer Tax
Municipalities and municipal electricity utilities that transfer an interest in electricity assets to another person are subject to a 33 per cent transfer tax on the value of those assets.

Prior to the restructuring of the electricity industry, there were over 300 municipally owned electricity utilities in Ontario. A two-year transfer tax exemption that applied from 1998 to 2000 reduced this number significantly. But, still over 90 municipally owned utilities remain. To encourage further rationalization and greater efficiencies within the publicly owned electricity distribution sector, a regulation will be made to re-introduce a two-year transfer tax exemption.

The transfer tax exemption would be available for transfers of electricity assets from a municipality or a municipally owned electricity utility to another municipality or publicly owned electricity utility. This exemption would apply to transfers occurring after March 27, 2003 and before March 28, 2005.

RETAIL SALES TAX ACT
Rebate for Wind, Micro-Hydroelectric and Geothermal Energy Systems for Residential Premises
To encourage the production of clean, renewable energy in Ontario, legislation will be introduced that would expand the five-year retail sales tax rebate for solar energy systems, announced in
November 2002, to include wind energy systems, micro-hydroelectric systems and geothermal heating/cooling systems for residential premises. The rebate would be available for purchases made after March 27, 2003 and before November 26, 2007.

Increased Rebate for Alternative Fuel Vehicles
To encourage the purchase of alternative, cleaner vehicles and to support their development, legislation will be introduced to double the retail sales tax rebate for qualifying alternative fuel vehicles delivered to purchasers after March 27, 2003, to a maximum of $2,000. The maximum rebate for propane vehicles will remain at $750.

Expansion of Rebate for Capital Investments by Charities
This measure proposes to modernize the retail sales tax rebate for charities constructing new facilities. Religious, charitable or benevolent organizations may currently apply for a rebate of the retail sales tax that they pay for materials incorporated into buildings that they own or lease under a long-term lease. The rebate relieves these organizations from the tax that they would otherwise be required to pay on building materials incorporated into their capital investments.

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Regulation amendments would be made to expand the eligibility for this rebate to qualifying religious, charitable or benevolent organizations that enter into an agreement to construct a facility that they will lease on a long-term basis immediately upon completion.

To qualify:

•   the building must be transferred to the charity immediately following substantial completion;
•   the building must be leased to the charity for at least 20 years; and
•   the charity must have the right to acquire the building for nil or nominal consideration at the end of the lease.

This proposal would update the rebate program to reflect modern financing arrangements.  All other eligibility rules for the rebate would remain unchanged:

•   A religious, charitable or benevolent organization means an organization defined as a
     "registered charity" for federal income tax purposes with a charitable registration number issued by Canada Customs and Revenue Agency.
•   As with the existing rebate, the charity would be required to provide an undertaking that all of the rebate will be used solely for the charitable purposes of the organization.

The new rules would apply to contracts entered into after March 27, 2003. As a transitional rule, partial rebates would be available for contracts entered into on or before March 27, 2003, based on the portion of the contract price paid after March 27, 2003.

Restructure Retail Sales Tax as Applied to Domestic Carriers
Following suggestions from the trucking industry, the Ontario Government will consult with the industry on the merits of extending the modified retail sales tax system for multi-jurisdictional vehicles to all heavy commercial vehicles.

COMMUNITY SMALL BUSINESS INVESTMENT FUNDS ACT
Access to capital for small- and medium-sized businesses would be improved as the result of proposed enhancements to the Labour Sponsored Investment Funds (LSIF) and Community Small
Business Investment Funds (CSBIF) programs.

The LSIF program is a significant source of venture capital for small and medium-sized businesses, having invested $350 million in Ontario businesses last year. LSIFs represented the

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single-largest investor in early-stage businesses in Ontario in 2002.

•   There are many small public companies that are unable to access venture capital in today's market environment. For these companies to succeed, they require additional sources of financing. LSIFs, which are a significant source of capital for small companies, are limited in the size of business they can invest in, and in the amount of investment they can make in public companies. In order to improve access to capital for these businesses, the following changes are proposed:
        •    The restriction on LSIF investments in companies listed on a stock exchange would be relaxed so that an LSIF could invest up to 25 per cent of its investments in a year in listed companies instead of the current limit of 15 per cent.
        •    The definition of a small business would be amended to increase the maximum asset size of an eligible small business to $6 million.
        •    Currently, LSIFs are limited to a maximum investment size of $15 million in companies of up to $50 million in assets.  The government believes that LSIFs should be able to make larger deals in larger companies.  Because the federal government's
              LSIF program contains identical definitions overlapping Ontario's program, Ontario will approach the federal government to pursue joint action for increasing these limits to allow investments of up to $18 million in businesses with up to $60 million in assets.

In 1997, Ontario introduced the CSBIF program to promote greater access to investment capital for growing businesses with $1 million or less in assets. This program has become an important source of capital for universities and hospitals that are commercializing research. There are now
13 CSBIFs with approximately $50 million of capital.

•   In 2003, the following changes are proposed to the CSBIF program to facilitate the establishment of additional CSBIFs:
        •    The current deadline for the registration of a CSBIF would be extended from
              December 31, 2003 to December 31, 2004.
        •    The investment incentive available to individuals and corporations would be increased from a maximum of 15 per cent to a maximum of 30 per cent. The investment incentive available would be 15 per cent, at the time of an investment in a CSBIF, and
              15 per cent when the CSBIF invests in small businesses.  The maximum incentive an individual or corporation would be able to claim is $150,000.
        •    The requirement for a CSBIF to obtain investment from a financial institution or LSIF prior to registration would be removed.

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•   To ensure that taxpayers obtain the maximum investment in small businesses possible in return for the LSIF tax credit, the following change is proposed for the CSBIF program:
        •    An LSIF that makes an investment in a CSBIF would be able to count that investment against its own investment pacing requirements once--at the time the LSIF invests in the CSBIF.

CREDIT UNIONS AND CAISSES POPULAIRES ACT
The Ontario Government proposes to give credit union members more choice in determining the best way for their credit union to provide services. Credit unions that want to provide services to their members on a national basis would have the ability to transfer from the Ontario jurisdiction to the federal jurisdiction. Similarly, credit unions from other provinces and federal financial institutions would have the ability to transfer to the Ontario jurisdiction. This would contribute to Ontario's deposit-taking institutions' flexibility to adapt to changing competitive circumstances, and thereby support the ability of Ontarians in communities of all sizes to have effective access to high-quality banking and financial services.

LAND TRANSFER TAX ACT
Exempting Life Leases from Land Transfer Tax
Life leases are a form of housing for seniors, whereby the owner of a life lease has the exclusive right to occupy a residential dwelling for life. This government recognizes the unique nature of life leases. It is proposed that certain life leases be exempt from land transfer tax. Life lease transactions that would qualify for the exemption are those pursuant to agreements between a registered charity under the federal Income Tax Act, or a non-profit organization as specified in the regulation, and the purchaser of the life lease. The proposed exemption would be implemented by regulation and would be retroactive to the application of land transfer tax to unregistered dispositions of land.

Transfers of Farmland between Family Members
Farming and farm-related businesses make an important contribution to Ontario's economy.
Currently, transfers of farmland into a family farm corporation are exempt from land transfer tax.
To provide relief for all farmers, it is proposed that amendments to the Regulation would be made to expand the exemption to include transfers of farmland between family members. The proposed measure would apply to qualifying transfers after March 27, 2003.

Paper C: Choosing Prosperity, Competitiveness and Job Creation                                                 99
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PROPERTY TAX
Property Assessment and Classification Review
In 2002, a review of property assessment and classification issues was conducted by Marcel
Beaubien, MPP, Lambton-Kent-Middlesex, Parliamentary Assistant to the Minister of Finance.
A report containing a broad range of recommendations on the issues raised by stakeholders during the review was released by Mr. Beaubien in November 2002. The public was invited to provide feedback to the Minister of Finance on the recommendations in this report as it is the government's intention to consider stakeholder feedback before making decisions about the implementation of these recommendations.

As a result of the positive feedback received to date, the government is moving forward with the following measures to streamline administration and enhance the fairness and flexibility of the property tax system.

Managed Forests Property Class:
•   To provide municipalities with more flexibility to respond to local priorities, the government proposes to amend the Municipal Act, 2001 to enable upper-tier and single-tier municipalities to reduce the municipal portion of the tax rate on the managed forests property class below
     25 per cent of the residential tax rate. Municipalities would be given this option beginning in the 2003 taxation year.  This measure would mirror the option provided for the farm property class in the 2002 Budget.
•   To help promote greater land stewardship planning and to recognize the diversity of the forest landscape, the eligibility criteria for the managed forests property class would be expanded to allow natural areas that cannot support tree growth, such as marshes or rock facings, to be included in the managed forests property class along with eligible forested areas. This measure would be implemented by regulation and would take effect for the 2004 taxation year.
•   To reduce red tape and to streamline the administration of the managed forests property class, the following administrative improvements are proposed to be implemented by regulation:
        •    Change the application deadline from August 31 to July 31 to allow sufficient time for applications to be processed prior to the preparation of the assessment roll, commencing with the assessment roll for the 2004 taxation year.
        •    Change the application requirement from annual to every 10 years to reduce property owners' costs of obtaining managed forest plans.  Appropriate monitoring measures would be in place to ensure ongoing compliance with eligibility criteria between application periods.

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        •    Change the application filing requirements to remove the obligation for property owners to submit an entire managed forest plan and only require relevant portions of plans to be submitted.
        •    Allow applications to be accepted up to December 31 of the taxation year in situations where there are mitigating circumstances, such as changes of ownership, commencing with the 2003 taxation year.

Farm Property Class:
•   Consistent with the change proposed for the managed forests property class, the government intends to authorize the acceptance of applications for inclusion in the farm property class up to December 31 of the taxation year, commencing with the 2003 taxation year, to provide the flexibility to address situations where there are mitigating circumstances (such as a change of ownership).  This measure would be implemented by regulation.
Rooming Houses:
•   To clarify the regulation defining property classes (Ontario Regulation 282/98), the Province proposes to amend the regulation to specify that licensed rooming houses shall be included in the residential property class, not in the multi-residential property class, beginning in 2003.
     This amendment would alleviate the uncertainty that currently exists for taxpayers who are occupying this low-cost form of housing.

The government is continuing to receive input from stakeholders in response to the remaining recommendations in Mr. Beaubien's report. Analysis of these recommendations is ongoing and will be taken into consideration in the context of the 2004 reassessment.

Assessment Quality Measures
Under the Municipal Property Assessment Corporation Act, 1997, the Minister of Finance has
the authority to establish "policies, procedures and standards" for the provision of assessment services by the Municipal Property Assessment Corporation (MPAC).

As province-wide reassessments will now be conducted annually, the government intends to open a dialogue with taxpayers, municipalities and MPAC to identify policies, procedures and standards that could be implemented to enhance the quality of assessment service delivery, improve customer satisfaction and bring further clarity to MPAC's roles and responsibilities.

As an immediate measure, an amendment will be proposed to the Assessment Act to enable the
Minister of Finance to prescribe additional information that must be included on the assessment roll beyond the current requirements. This authority would facilitate improvements to the nature and clarity of assessment information that is made available to municipalities and taxpayers.

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Assessment Averaging Review
In 1998, the Province introduced current value assessment (CVA) to bring fairness and accountability to the property tax system in Ontario. As part of the original property tax reform plan, the government introduced legislation to enact an assessment averaging mechanism that would take effect in 2005. Subsequent to the enactment of the assessment averaging legislation, the Province implemented mandatory limits on annual property tax increases and provided municipalities with a variety of tax mitigation tools to ensure that the transition to the new current value assessment system would be manageable for taxpayers.

As five years have now passed since CVA and tax mitigation tools were introduced, and as assessment averaging is scheduled to be implemented in less than two years, the government believes this is an appropriate time to evaluate whether there is a need for assessment averaging in the context of the existing mechanisms.

Accordingly, Marcel Beaubien, MPP, Lambton-Kent-Middlesex, Parliamentary Assistant to the
Minister of Finance, has been appointed to conduct a review, lead public consultations and provide advice to the Minister of Finance on the implementation of assessment averaging in
Ontario. This review will consider the effectiveness of the existing property tax mitigation tools and the degree to which assessment averaging would enhance taxpayer protection.

Pending the outcome of Mr. Beaubien's review, the government proposes to defer the introduction of assessment averaging beyond 2005. An amendment to the Assessment Act will be proposed to replace the 2005 implementation date with a date to be determined by the Minister of Finance. A notice period of 18 months will be proposed to allow municipalities and the
Municipal Property Assessment Corporation sufficient time to implement the operational and systems changes that would be required to support this measure.

The government remains committed to providing taxpayers with a manageable transition to CVA and to maintaining a property tax system that is fair, transparent and accountable.

BEER AND WINE
Microbreweries
Small brewers promote tourism and community and rural development. To encourage the growth and development of Ontario's microbrewery sector, the fees levied by the Alcohol and Gaming
Commission of Ontario will be adjusted effective May 26, 2003.

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A microbrewery would be defined, on or after May 26, 2003, as a manufacturer of beer whose annual worldwide production over the last five years averages 150,000 hectolitres or less.

The microbrewery reduction rates and thresholds are proposed to change according to the following schedule:

•   5.11 cents per litre for regular beer and 3.61 cents per litre for draught on the first 15,000 hectolitres of beer shipped in Ontario on or after May 26, 2003;
•   12.76 cents per litre for regular beer and 9.01 cents per litre for draught on the next 15,000 hectolitres of beer shipped in Ontario on or after May 26, 2003;
•   25.53 cents per litre for regular beer and 18.03 cents per litre for draught on the next 20,000 hectolitres of beer shipped in Ontario on or after May 26, 2003;
•   38.29 cents per litre for regular beer and 27.04 cents per litre for draught on the next 25,000 hectolitres of beer shipped in Ontario on or after May 26, 2003;
•   45.95 cents per litre for regular beer and 32.45 cents per litre for draught on the next 75,000 hectolitres, up to 150,000 hectolitres of beer shipped in Ontario on or after May 26, 2003; and
•   51.05 cents per litre for regular beer and 36.05 cents per litre for draught when over 150,000 hectolitres of beer is shipped in Ontario on or after May 26, 2003.

Regular beer is beer shipped in containers with a capacity of less than 18 litres. Draught beer is beer shipped in containers with a capacity equal to or greater than 18 litres.

Beer Products Sold in the Liquor Control Board of Ontario (LCBO)
To ensure consistent treatment of all beer products sold in the LCBO, the accounting system for revenue from domestic beer products will be amended to mirror that of imported beer products.

Support for Ontario's Wine Strategy
The government currently supports the Ontario Wine Industry's Strategic Plan "The Wines of
Ontario--Building a World-Class Brand" through matching funds for marketing, advertising and tourism initiatives. The current program expires December 31, 2004. To assist this vibrant domestic industry, the Province will commit to provide new marketing support of $2 million annually, for a five-year term. These funds will be available on a matching basis after the existing program expires. This partnership with the private sector will help the industry realize the goals of its strategic plan.

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ADMINISTRATIVE FAIRNESS AND EFFECTIVENESS
Ensuring Integrity in the Tax System
All of Ontario's major tax statutes require taxpayers to voluntarily file tax returns, accurately report their tax liabilities and pay the taxes they owe. In a system based on voluntary compliance there will always be those who shirk their responsibility by not filing tax returns and not carrying their fair share of the tax burden. The Ministry of Finance is taking aggressive action to ensure that all corporations file tax returns or Exempt from Filing declarations.

By April 30, 2003, notices will be issued to all corporations in default of filing, requiring immediate filing of appropriate documents. Failure to respond to this notice could ultimately result in the corporation's dissolution and prosecution of the directors of the corporation under the Provincial Offences Act for failure to file tax returns. In addition, where tax is owing, late filing penalties will be imposed of up to 17 per cent of the tax owing, escalating to 50 per cent for repeat late filers.

To ensure that all tax debts have been paid or secured, amendments to the Ontario Business
Corporations Act will be proposed to allow for the dissolution of the corporation and the withholding of clearance certificates for revivals, transfers of assets or dissolutions where tax debts are owed to the Ministry of Finance under the Employer Health Tax Act, Retail Sales Tax
Act, Land Transfer Tax Act, Fuel Tax Act, Gasoline Tax Act and Tobacco Tax Act.

Simplifying Tax Administration by Providing Taxpayers with Quality Service and Information
The Government of Ontario is committed to ensuring that all taxpayers have the information they need in order to determine their tax liabilities and to continuing to improve tax-filing processes for taxpayers. While many improvements have been made in these areas over the past few years, the government recognizes the need for further improvement.

The government is announcing the implementation of Service Commitments and Standards for
Tax Administration. These seven commitments and 18 standards will be measured and reported on annually. The commitments and standards will hold the government and its employees accountable for the quality of service provided to taxpayers, and help ensure that tax laws are administered with courtesy and fairness.

Changes to the retail sales tax (RST) Purchase Exemption Certificate (PEC) system will be proposed to reduce red tape and compliance costs for vendors and taxpayers when claiming an exemption from RST on purchases. PECs will no longer require a signature or a list of exempt items and will have no expiry date. These changes would be implemented through amendments to the existing Regulation provisions.

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To simplify the purchase of eligible farm-related supplies, equipment and building materials, qualifying farmers will be allowed to use a farmer identification card in lieu of a PEC. Farm organizations will be consulted to establish the implementation date and confirm the administrative process. These changes would be implemented through amendments to the
Regulations.

The Ministry of Finance will strengthen the communications around the requirement to file
Employer Health Tax (EHT) returns and pay tax by sending an annual information package to employers with payrolls between $300,000 and $400,000, advising them of their potential EHT obligations.

To ensure consistency with existing provisions in the Corporations Tax Act and Employer Health
Tax Act, an amendment will be proposed to the Retail Sales Tax Act to provide the authority for the Minister of Finance to seek a waiver from taxpayers in instances where the period for taxes owing is about to become statute-barred. This would allow taxpayers time to gather additional information to support their position without the concern that an estimated assessment would be issued.

Paper C: Choosing Prosperity, Competitiveness and Job Creation                                                 105
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Technical Measures

Ontario will introduce legislation and regulations to improve policy and administrative effectiveness, maintain the integrity and fairness of the tax system, and simplify legislation and tax compliance.

•   Assessment Act
•   Business Corporations Act
•   Corporations Tax Act
•   Education Act
•   Electricity Act, 1998
•   Employer Health Tax Act
•   Fuel Tax Act
•   Gasoline Tax Act
•   Income Tax Act
•   Land Transfer Tax Act
•   Municipal Act, 2001
•   Municipal Property Assessment Corporation Act, 1997
•   Municipal Tax Assistance Act
•   Ontario Energy Board Act, 1998
•   Retail Sales Tax Act
•   Tobacco Tax Act

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Benefits to Taxpayers: 2003 Budget Impact Summary                                       2003-04          Full Year
                                                                                     ($ Millions)      ($ Millions)
----------------------------------------------------------------------------- ------------------ -----------------
BENEFITS TO PEOPLE
Ontario Home Property Tax Relief for Seniors                                                 340               450
Ontario Tax Reduction enrichment                                                               5                20
Surtax threshold increase                                                                      0               105
Improved income tax support for people with disabilities and for
family caregivers                                                                             50                50
Equity in Education Tax Credit                                                                60               180
Changes to Community Small Business Investment Fund Programs                                   3                 3
RST Rebate for Wind, Micro-Hydroelectric and Geothermal Energy
Systems for Residential Premises                                                               3                 3
Increased RST Rebate for Alternative Fuel Vehicles                                             2                 2
Exempting Life Leases from Land Transfer Tax (LTT)                                             4                 1
LTT Exemption for Transfers of Farmland Between Family Members                                 5                 5
Expansion of RST Rebate for Capital Investments by Charities                                   2                 2

Total Benefits to People                                                                     474               821
----------------------------------------------------------------------------- ------------------ -----------------
BENEFITS TO EMPLOYERS
Capital Tax (Next Step in Elimination)                                                         3               110
Apprenticeship Tax Credit                                                                     11                15
Corporate Income Tax Incentive for Self-Generated Electricity                                  8                10
Ontario Film and Television Tax Credit                                                         4                 4
Business Education Property Tax Cut                                                           14                57
Revenue from Microbreweries                                                                    5                 6
Corporate Income Tax Technical Amendments                                                      2                 2

Total Benefits to Employers                                                                   47               204
----------------------------------------------------------------------------- ------------------ -----------------

Total Benefits to Taxpayers                                                                  521             1,025
----------------------------------------------------------------------------- ------------------ -----------------